

UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

**VIA FACSIMILE AND U.S. MAIL**

February 1, 2010

Rex T. Clevenger
Chief Financial Officer
Universal Hospital Services, Inc.
7700 France Avenue South, Suite 275
Edina, Minnesota 55435

> **RE:** **Universal Hospital Services, Inc.**
> **Form 10-K for the Year Ended December 31, 2008**
> **Forms 10-Q for the Quarters Ended March 31, 2009, June 30, 2009**
> **and September 30, 2009**
> **File No. 0-20086**

Dear Mr. Clevenger:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Ernest Greene, Staff Accountant, at (202) 551-3733 or in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691.

Sincerely,

Rufus Decker
Accounting Branch Chief